January 14, 2008

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc. (f/k/a Forme Capital, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
Filed December 10, 2008; File No. 333-150800

Form 10-KSB for Fiscal Year Ended April 30, 2007, as amended
Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007,
January 31, 2008, March 31, 2008, and June 30, 2008
File No. 033-10893

Dear  Mr. Owings:

We have reviewed your letter to QKL Stores Inc. (f/k/a Forme Capital, Inc.) (the “Company”), dated December 24, 2008, relating to the subject registration statement, annual report and quarterly reports (the “Comment Letter”).   Set forth below is each comment contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We note your response to comment 1 in our letter dated October 31, 2008. Please revise the risk factor disclosure you included to disclose the amount of any contingent liability related to the potential violation of Section 5 of the Securities Act and determine whether the contingent liability for any damages under Section 12(a)(1) of the Securities Act must be reflected in the financial statements.

Response:   Under Section 12(a)(1) of the Securities Act any person who offers or sells a security in violation of Section 5 shall be liable (subject to subsection (b)) to the person purchasing such security from him for the consideration paid for such security with interest thereon, less the amount of any income received thereon, on tender of any such security or for damages if he no longer owns the security.

The company did not sell any securities to any person.  Accordingly, there is no contingent liability to any person for any damages under Section 12(a)(1) of the Securities Act.   We have revised the disclosure throughout the prospectus to reflect  this fact.

2.   We note your disclosure in your Form 8-K dated October 6, 2008 and filed on October 24, 2008 that your management made presentations to investors in New York City in October 2008.   In a telephone conference on November 10, 2008, counsel informed us that these presentations were made in connection with a concurrent private offering that you were conducting in reliance on Section 4(2) of the Securities Act.  Please tell us, with a view towards disclosure, whether any securities were sold in this private offering.  Please also tell us whether you are still conducting the private offering. If you did sell securities in your October 2008 private offering, please provide us with your analysis as to whether the filing of this registration statement and the presentation materials should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for your unregistered offering.  Also advise us of the manner in which any investors were solicited.

Response:  No private offering of securities was consummated nor is such an offering currently taking place.

Prospectus Summary, page 1
We may have violated Section 5 of the Securities Act of 1933

3.   Please revise the disclosure here and throughout the registration statement to remove the statement that the staff advised you that in its opinion you violated Section 5 of the Securities Act.

Response:  We have revised the disclosure in the summary and throughout the registration statement to change the statements that formerly read “the staff advised you that in its opinion you violated Section 5 of the Securities Act” to read that “we may have violated Section 5 of the Securities Act.”

The Two Transactions: The Reverse Merger Transaction and the Private Placement Transaction, page 24

The Private Placement Transaction; page 28

Securities Purchase Agreement, page 29

4.   We note your response to comment 3 in our letter dated October 31, 2008. We also note that you are registering for sale a significant number of shares by certain of your affiliates who purchased securities in February and March 2008. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.   Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:   We believe for the reasons set forth below that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

1.None of the selling stockholders controls or will control the issuer.
Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant,  subsidiary of the registrant or a person of which the registrant is a subsidiary.

The securities being registered are being offered by “selling security holders.”  Thus they are being offered by or on behalf of a person or persons other than the registrant,  subsidiary of the registrant or a person of which the registrant is a subsidiary.

The Company is not a “subsidiary” of any selling stockholder.   Under Rule 405 a “subsidiary” of a specified person is a person  controlled by such person, directly or indirectly, through one of more intermediaries.

Under Rule 405 the term “control” (including the terms “controlling,”  “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct  or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

As of the date of this amendment, Winning State (BVI), a British Virgin Islands company, is the owner of 19,082,299 or 91.38% of our currently outstanding common stock.  Winning State is wholly-owned and controlled by Mr. Chin Yoke Yap.  Pursuant to a call option held by our CEO, Mr. Zhuangyi Wang,  Mr.  Wang has the right to acquire Mr. Yap’s shares.   As of the date of this amendment, Mr. Wang is the “beneficial owner” of all the Company’s shares held by Winning State and is also a member of the board of directors and is our CEO.    Even if  all of the selling stockholders were to hold at any one time all of the shares underlying their preferred stock and warrants Mr. Wang’s percentage ownership of the voting securities would continue to be 51.6%. Mr. Wang, the person who controls the Company, is not registering any of his shares for resale

None of the selling stockholders has the contractual right to appoint a director.   Collectively, the selling shareholders do not own a majority of  the outstanding voting securities nor own a majority of  the voting securities on a fully diluted basis.   Accordingly, none of the selling stockholders have the power to direct the management and policies of the company, through ownership of voting securities, by contract or otherwise.

To conclude, the Company is controlled by Mr. Wang and not by any “selling stockholder.” Thus the company is not a subsidiary of any selling stockholder, nor are any of the selling stockholders “affiliates” of the Company.

Under the terms of the securities purchase agreements entered into with the private placement investors, at no time may a purchaser of Series A Preferred Stock or warrants convert such purchaser’s shares and warrants into shares of our common stock if the conversion/exercise would result in such purchaser beneficially owning more than 4.99% of our then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing the Company with sixty-one days’ notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the preferred shares or warrants  referenced in the waiver notice.

In the absence of the 4.99% beneficial ownership limitation, Vision would own 13,235,295 shares of common stock or 31.6% on a fully diluted basis; Guerrilla and Hua Mei would  own in the aggregate 4,500,000 or 10.7% on a fully diluted basis.  Guerrilla and Hua Mei are affiliates, both being controlled by Peter Sirs and Leigh Curry, they are not however members of a group with Vision.

It should be noted that all of the warrants are currently out of the money and we do not know if any will be exercised.

In conclusion, Mr. Wang controls the Company by virtue of his position as CEO, a director and his beneficial ownership of a majority of the currently outstanding voting securities and his beneficial ownership of a majority of the currently outstanding voting securities ownership on a fully diluted basis.

2.   Number of shares being registered relative to the number of shares to be outstanding on a fully diluted basis is 20%

The public float comprises 1,800,054  shares of common stock.   To limit the amount of shares that may be registered in a secondary offering or PIPE to 1/3 of this public float would make it  practically impossible to complete a PIPE.  In this instance we plan to register for resale a total of 8,821,673 shares which represents 18.7% of the 47,143,604 shares of common stock to be outstanding on a fully diluted basis (assuming conversion of the preferred, exercise all warrants and issuance of all the shares reserved for issuance to Mr. Wang under a reserve pool contemplated by the securities purchase agreement).

3.   The number of selling shareholders and the percentage of the overall offering made by each shareholder.

There are a total of 35 selling stockholders listed in the prospectus.  Their percentages of the total offering to be  made by each shareholder are set forth in the table attached as Exhibit A.   32 shareholders are selling approximately  26% of the offering and three shareholders, namely Vision, Hua Mei and Guerrilla are selling approximately 74% .

4.	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

Reference is made to Exhibit A attached.  Most of the shares being registered were acquired between September 2007 and March 2008.

Of the 8,821,673 shares being registered, 1,401,013 shares were acquired at various times prior to the reverse merger and private placement completed on March 28, 2008.

Of the 1,401,013 shares being registered that were acquired prior to March 28, 2008:

•	On September 17, 2007, Castle Bison, Stallion Ventures and Windermere, acquired the 604,024 shares being registered in a private sale.
•	On February 7, 2008, Vision Opportunity China, LP, purchased 600,000 shares of common stock from Stallion Ventures, Castle Bison and other affiliates.
•	In December 2007, Vincent Finnegan received the 7,000 shares of common stock being registered as compensation for serving as a director of Forme Capital from September 19, 2007 until March 28, 2008.
•	In December 2007, John Vogel received the 7,000 shares of common stock being registered as compensation for serving as CEO and a director of Forme Capital from September 19, 2007 until March 28, 2008.

•
In December 2007, Robert Scherne received the 21,000 shares of common stock being registered as compensation for serving as a director and Chief Financial Officer of Forme Capital from September 19, 2007 until March 28, 2008.

•	In December 2007 Sichenzia Ross Friedman & Ference LLP received the 15,000 shares being registered for services previously rendered to Forme Capital.
•	The remaining shares are held by shareholders were acquired in the public market at various times prior to September 2007.

7,438,236 of the shares being registered (or approximately 84.3% of the total shares being registered) were acquired by the 8 investors in the private placement.

Kuhns Brothers, Inc. entered into a placement agent agreement with the company  dated January 17, 2007.  The company terminated the placement agent agreement with Kuhns Brothers, Inc. and entered into a settlement agreement dated January 22, 2008 to settle any and all claims Kuhns Brothers may have under the placement agent agreement.  Under the terms of the settlement agreement, on March 28, 2008 Kuhns Brothers received Series A Warrants to purchase 191,250 shares of common stock and Series B Warrants to purchase 153,000 shares of common stock.  In March  2008 Kuhns Brothers transferred half of those warrants to Sam Shoen, Paul Kuhns, John Kuhns, Mary Fellows, Jeff Triana and Jennifer Vuong, each of whom is listed as a selling stockholder in the table below.

Yang Miao, Ying Zhang and Fang Chen, are the principals of Mass Harmony Asset Management (“Mass Harmony”).  On March 13, 2007, the company  entered into a financial consulting agreement with Mass Harmony under which Mass Harmony agreed to perform certain financial services.  Mass Harmony  received 299,999 shares of common stock, Series A Warrants to purchase 91,176 shares of common stock, and Series B Warrants to purchase 72,941 shares of common stock.  The 299,999 shares of common stock and the 91,176 shares of common stock underlying the Series A Warrants are being registered in the prospectus.

5.	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

As previously stated, none of the selling stockholders is an officer or director of the company.   None of the selling stockholders has the right to elect any director.  None of the selling  stockholders,  individually or collectively, own a majority of the outstanding  voting securities either currently or on a fully diluted basis. Under Rule 405 an “affiliate” of a specified person is a person that directly or indirectly through one or more intermediaries controls or is controlled by or under common control with the person specified.   As previously stated, Mr. Wang, our CEO and a director, currently is the beneficial owner of more that 90% of the outstanding voting securities.    The  reverse merger and PIPE was structured with the intention that Mr. Wang  would be always in position to control  the company through his ownership of a majority of the voting securities.  Thus, under Delaware law he currently is, and will continue to  be, able to elect the Board and control the Company.   None of  the selling stockholders are in a position to control the Company.   To conclude, none of the selling shareholders are affiliates.

6.	Any relationships among the selling shareholders

Guerrilla and Hua Mei are affiliated with each other, both are controlled by Peter  Siris and Leigh Curry.  Collectively they are the owners of approximately 17% of the shares being registered.  Strauss Partners LLP and Strauss GEPT are also affiliated with each other both being controlled by Melville Strauss.   Collectively they are the owners of approximately 5% of the shares being registered.   None of the non- affiliated selling shareholders have agreed to act in concert with each other with respect to their holdings in the Company .

7.
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

See table attached as Exhibit A.

8.	Whether or not any of the selling shareholders is in the business of buying and selling securities.

None of selling stockholders are in the business of buying and selling securities as principal for their own accounts.  Accordingly, and none of them are required  be registered as dealers.   Although Kuhns Brothers is registered as a broker dealer it does not purchase securities as principal for its own account.

For each of the 8 PIPE investors, we have reduced the number of shares being registered to 1/3 of the shares purchased by them in the PIPE on a fully diluted basis (assuming the conversion of the preferred and the exercise of the warrants held by them.)

Business, page 34

Recent Developments, page 34

5.         In the seventh paragraph, you indicate that you opened a new supermarket in the high income population area of Ranghulu Daqing.  Please revise to describe the demographics of this population relative to other areas in which you conduct operations.

Response:  We have revised the disclosure to describe the demographics of this population relative to other areas in which you conduct operations.

Business Strategy, page 38
Our Future Goals and Expansion Plans, page 47

6.         We note your disclosure in the filing where you provide projections, for example, of achieving 20% annual growth in net revenues for the next five years. The presentation or disclosure of projected information should be confined to supplemental information separately identified as such and limited to those that provide a reasonable basis and are presented in an appropriate format.  In that regard, please revise your disclosure to remove such projected percentages relating to higher margin merchandise sales and annual growth rates in net revenues, or identify your projections in a prominent manner as supplemental information and disclose your basis and the major assumptions used to arrive at the projected data being presented. Refer to the guidance provided in Item 10(b) of Regulation S-K. We may have further comment upon review of your response and revised disclosure.

Response:    We have revised our disclosure to remove (i) the statement on page 47 that “we are projecting average net revenue growth of approximately 20% per year for the next five years,” and (ii) the statement on page 53 that our target is to increase private label sales to 20% of total sales within 5 years

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

Our Expansion Plan, page 53

7.         Disclose the number of stores you plan to open in fiscal 2009.  Please also clarify in your disclosure the number of supermarkets open and operating, along with perhaps the number of department stores operating where you earn rental and concession income as of the date of your next amendment, and as of the date of each period presented in your Management's Discussion and Analysis.   In this regard, please also present in tabular form for each period presented the number of retail food stores open at the beginning and ending of the period, including the store activity disclosing new store openings so that investors can better understand the extent of your retail store facilities and operations.

Response:    We have disclosed under “Our Expansion Plans” the number of stores we plan to open in fiscal 2009. We have clarified in that section the number of supermarkets open and operating along with the number of department stores open and operating as of the date of this amendment.

In our Management's Discussion and Analysis we have clarified the number of supermarkets open and operating along with the number of department stores operating as of the date of each period presented in our Management's Discussion and Analysis.   We have also presented in tabular form for each period presented the number of supermarkets open at the beginning and ending of each period presented and the number of new store openings.

Results of Operations

Three Months Ended September 30, 2008 Compared with Three Months Ended September 30, 2007

Retail Sales Revenue, page 55

8.        You disclose that retail sales revenue increased $9.7 million, or 46% during the third quarter of 2008, but you only provide explanation for $0.4 million of the increase generated by comparable stores open during both periods.  For example, it is not clear how much of the increase was contributed by new store openings during 2008. Please disclose and quantify in dollars the amount contributed by each significant business reason that caused the variance between all periods presented.   Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:    We have revised the disclosure to clarify the amount of the increase that was contributed by new store openings during 2008.

Certain Relationships and Related Transactions, page 82 Transactions with Vision, page 82

9.           We note your disclosure on page 82 concerning the present-day value of the March 2008 private placement.   In particular, we note that for the purpose of calculating the value of the common stock that the private placement investors may receive upon conversion or exercise of preferred stock and warrants, and upon your failure to meet certain performance thresholds, you used the Over-the-Counter Bulletin Board closing market price on December 2, 2008 of $6.50 per share. In your next amendment, please update this calculation, as your stock price dropped after your restatement on December 10, 2008.

Response:    We have updated this calculation, based on the stock price pf $2.50 as of January 6, 2009.

Audited Financial Statements — QKL Stores Inc.

Consolidated Financial Statements — December 31, 2007 & 2006

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, page F-57

10.            Please disclose your obligation for estimated liquidated damages of up to $155,000 per month relating to the existing default in the registration rights agreement since the registration statement did not become effective as of September 24, 2008.

Response:    We have revised the footnote to quantify our obligation for liquidated damages as of November 12, 2008 (the date of the auditors report) relating to the existing default in the registration rights agreement since the registration statement did not become effective as of September 24, 2008.

Form 10-Q, for the fiscal quarter ended September 30, 2008, filed November 14 2008
Form 10-K/Afor the fiscal quarter ended June 30 2008 filed December 10':2008.

Item 4. Controls and Procedures, page 54
Disclosure Controls and Procedures

11.         We note you continue to conclude your disclosure controls and procedures are effective at a time when management identified certain material weaknesses in internal controls.  In light of the existence of material weaknesses please disclose and explain to us how you were able to conclude disclosure controls and procedures were effective as disclosed on page 23 of Form 10-Q for the fiscal quarter ended September 30, 2008 which was filed on November 14, 1008, and also on page 54 of Form 10-Q/A for the fiscal quarter ended June 30, 2008 which was filed on December 10, 2008.

Response:    We are amending Item 4 – “Controls and Procedures” of the Form 10-Q for the fiscal quarter ended September 30, 2008 (filed on November 14, 1008), and the Form 10-Q/A for the fiscal quarter ended June 30, 2008 (filed on December 10, 2008) to state that our disclosure controls and procedures were not effective due to the material weaknesses in internal controls.

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink or Mark Cawley at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink

Exhibit A

	Number of Shares being Registered	Percentage of Total Offering	Date Shares Acquired	Manner in which Shares Acquired	Dollar value of shares being registered based on closing price of $2.50 per share.
Stockholders who Acquired their shares prior to Reverse Merger and Private Placement
Castle Bison, Inc.	137,790	1.56%	09/17/07	Private Purchase	$344,475

Stallion Ventures, LLC	350,000	3.97%	09/17/07	Private Purchase	875,000

Windermere Insurance Company Ltd.	116,234	1.32%	09/17/07	Private Purchase	290,585

Benjamin Hill	12,915	0.15%	Pre 9/07	Open market	32,288

Fink Family Trust	19,372	0.22%	Pre 9/07	Open market	48,430

Brandon Hill	7,749	0.09%	Pre 9/07	Open market	19,373

Ronitt Sucoff	11,623	0.13%	Pre 9/07	Open market	29,058

Helen Kohen	11,623	0.13%	Pre 9/07	Open market	29,058

Mark Bell M.D. Inc. Retirement Trust	9,687	0.11%	Pre 9/07	Open market	242,178

Larry Chimerine	19,372	0.22%	Pre 9/07	Open market	48,430

Irv Edwards M.D., Inc. Employee Retirement Trust	9,687	0.11%	Pre 9/07	Open market	24,218

Marie Tillman	7,749	0.09%	Pre 9/07	Open market	19,373

Vincent Finnegan	7,000	0.08%	12/07	Services rendered	17,500

John Vogel	7,000	0.08%	12/07	Services rendered	17,500

Robert Scherne	21,000	0.24%	12/07	Services rendered	52,500

Menlo Venture Partners, LLC	37,211	0.42%	12/07	Pay- off $25,000 loan	93,028

Sichenzia Ross Friedman & Ference LLP	15,000	0.17%	12/07	Services rendered	37,500

Investors in Private Placement

Vision Opportunity China, L.P.	5,011,765	56.81%	3/28/08 02/08 for 600,000 of these	Private Placement	12,529,413

Guerrilla Partners, LP	485,294	5.50%	3/28/08	Private Placement	1,213,235

Hua-Mei 21st Century Partners, LP	1,014,706	11.50%	3/28/08	Private Placement	2,536,765

Straus Partners, L.P.	264,706	3.00%	3/28/08	Private Placement	661,765

Straus-GEPT Partners, L.P.	176,471	2.00%	3/28/08	Private Placement	441,178

GB Global Private Balanced Fund I	220,588	2.50%	3/28/08	Private Placement	551,470

China Private Equity Partners Co., Limited	176,471	2.00%	3/28/08	Private Placement	441,178

James Fuld, Jr.	88,235	1.00%	3/28/08	Private Placement	220,588

Placement Agent and its designees

Sam Shoen	19,125	0.22%	3/28/08	Services rendered	47,813

Paul Kuhns	3,825	0.04%	3/28/08	Services rendered	9,563

Kuhns Brothers, Inc,	84,100	0.95%	3/28/08	Services rendered	210,250

John Kuhns	37,100	0.42%	3/28/08	Services rendered	92,750

Mary Fellows	37,100	0.42%	3/28/08	Services rendered	92,750

Jeff Triana	5,000	0.06%	3/28/08	Services rendered	12,500

Jennifer Vuong	5,000	0.06%	3/28/08	Services rendered	12,500

Consultants

Yang Miao	130,392	1.48%	3/28/08	Services rendered	325,980

Ying Zhang	130,391	1.48%	3/28/08	Services rendered	325,978

Fang Chen	130,392	1.48%	3/28/08	Services rendered	325,980

Total	8,821,673	100.00%			$22,054,183